Filed by Parsley Energy, Inc.

(Commission File No. 001-36463)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Jagged Peak Energy Inc.

(Commission File No. 001-37995)

A Natural Fit Parsley Energy has a strong heritage and a bright future. The seeds of the company were sown by previous generations of pioneering oil men. Our company’s founder, Bryan Sheffield, named the company after his grandfather, Joe Parsley and we are proud to carry forth his legacy. We inherited a way of thinking and acting from Joe Parsley and today the Parsley name is respected in West Texas and beyond – for integrity, for hard work, and for doing business the right way. At Parsley Energy we work hard, we work responsibly and we work together. Jagged Peak has roots in the same strong values and kind leadership. This is just one example of our natural fit. At Parsley we are proud of what we do and the positive impact we have on people’s daily lives. The hydrocarbons we produce help power the global economy and drive America’s charge towards energy independence. We power technologies that reduce disease and produce more food. The affordable, accessible fuel we produce literally keeps the lights on, as cleaner burning natural gas is now America’s leading source of electric power. We do all of this with an unwavering commitment to the communities in which we operate. We work diligently to reduce our ecological footprint and support local charities with a focus on STEM, local education and sustainability. Jagged Peak shares our commitment to our friends, neighbors, and the environment. We operate adjacent acreage with similar rock and within the unique communities in West Texas. We do things today our pioneering forefathers could hardly have imagined, but while the technology has changed, the sense of adventure remains. There is a lot more to learn, discover and accomplish and we intend to lead the way. This merger with Jagged Peak gives us a leg up. It enhances our collective core strategies, cementing our position as a premiere Permian powerhouse. Parsley Energy Quick Stats: Headquartered in Austin with field offices in Midland and Fort Stockton, Texas. 2018 Best Places To Work (Austin American Statesman & Austin Business Journal) 27% workforce gender diversity 500+ employees

What do you love about Parsley? Matt Gallagher, President and CEO: “I love that we have always taken on the doubters and won. No one thought we could operate vertical wells competitively in the basin, well, we did 10 partnership packages and drilled 250 wells and generated a great return for investors. No one thought we would be able to drill a horizontal well in 2013; well, we drilled the longest horizontal well in the basin at the time… our first one out of the gate. We are building something great and doing it with great people who have each-others back.” Paul Treadwell The people. It’s humbling to see the hard work and ingenuity each and every day that people are doing to help grow our company. I think our culture has a lot to do with that. Bryan and I had numerous discussions in the early years on how a great culture impacts a company. Parsley is seeing the results of those conversations. I love this company. Kristin Mcclure How much time do you have? I love that there are no outsiders at Parsley. I love that Bryan set the example from the beginning that real success is shared, and still pushes us all to make positive changes. And, until just now, I had not made the connection to something that is so obvious that I love – Parsley is my adult version of Sesame Street. I am going to catch grief for that comparison, but there is a magic here that cannot be defined. Every day is an adventure. Mike Hinson The team mentality and overall culture of the company is my favorite thing about Parsley. Our company has grown to a status that was hard to imagine just a few years ago. However, the one component that I believe has been so important to the stability of our company is the culture! Parsley prides itself on working together, respecting others opinions, recognizing others expertise and understanding the value in positively representing the Parsley name. The name represents an oil and gas legacy that was rooted in strong moral values, kindness, and humility and to see that carry on has been, and continues to be, one of the best things about this company. Carrie Endorf The best thing about Parsley are the people that work here, more specifically the good intentions of the people that work here. Everyone is ultimately trying their very best to make it succesful that is inspirational.

No Offer or Solicitation

Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transaction, Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. (“Jagged Peak”) intend to file materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that will include a joint proxy statement/prospectus of Parsley and Jagged Peak. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This document is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.

Participants in the Proxy Solicitation

Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.